

16012163

UNITED STATES
S AND EXCHANGE COMMISSION
/ashington, D.C. 20549

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SEC
Mail Processing
Section
FEB 26 2016
Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-66096

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2015** (MM/DD/YY) AND ENDING **12/31/2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hines Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Post Oak Blvd. Suite 4700
(No. and Street)

Houston	TX	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debbie Prosperie 713-966-7808
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1111 Bagby, Suite 4500	Houston	TX	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

× Certified Public Accountant
... Public Accountant
... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Debbie Prosperie, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Hines Securities, Inc. as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

February 24, 2016

Date

Financial Operations Principal

Notary Public


KELLY P. LILLICO
Notary Public, State of Texas
My Commission Expires 09-22-2017

This report ** contains (check all applicable boxes):

(x) Report of Independent Registered Public Accounting Firm
(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Operations
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholders' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(x) ( ) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
(x) (m) A copy of the SIPC Supplemental Report (filed concurrently herewith as a separate document)
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Deloitte & Touche LLP
1111 Bagby Street
Suite 4500
Houston, TX 77002-2591
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Hines Securities, Inc.

We have audited the accompanying financial statements of Hines Securities, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hines Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g, h and i, listed in the accompanying table of contents, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 24, 2016

HINES SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS	
CASH	$11,128,095
DUE FROM AFFILIATES	781,611
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net of accumulated depreciation of $830,748	30,034
PREPAID EXPENSES	654,775
TOTAL	$12,594,515
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable	$ 1,791,382
Accrued expenses	1,555,262
Deferred compensation	4,299,515
Due to affiliate	762,938
Other liabilities	1,656
Total liabilities	8,410,753
COMMITMENTS AND CONTINGENCIES (Note 4)	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value authorized, 10,000 shares; issued and outstanding, 3,353 shares at December 31, 2015	33
Additional paid-in capital	33,435,967
Accumulated deficit	(29,252,238)
Total stockholder's equity	4,183,762
TOTAL	$12,594,515

See notes to financial statements.

HINES SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Sales commissions	$ 24,214,998
Dealer manager fees	11,299,228
Recoveries of organizational and offering costs	21,179,661
Placement agent fees and recoveries	3,712,399
Total revenues	60,406,286
EXPENSES:	
Salaries and wages	22,621,281
General and administrative	7,329,920
Legal and other professional fees	1,675,989
Travel, meals, and entertainment	2,573,222
Marketing	3,131,957
Commissions to selling broker-dealers	24,214,998
Marketing fees to selling broker-dealers	4,811,968
Depreciation expense	15,515
Total expenses	66,374,850
NET LOSS	$ (5,968,564)

See notes to financial statements.

HINES SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (5,968,564)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation expense	15,515
Change in operating assets and liabilities:	
Decrease in duc from affiliates	222,108
Decrease in prepaid expense	39,105
Decrease in accounts payable	(580,549)
Increase in accrued expenses	182,881
Increase in deferred compensation	2,062,866
Increase in due to affiliates	380,336
Decrease in other liabilities	(23,567)
Net cash used in operating activities	(3,669,869)
CASH FLOWS FROM FINANCING ACTIVITIES — Proceeds from issuance of common stock	6,000,000
NET INCREASE IN CASH	2,330,131
CASH — Beginning of ycar	8,797,964
CASH — End of year	$ 11,128,095

See notes to financial statements.

HINES SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE - January 1, 2015	2,753	$ 27	$ 27,435,973	$ (23,283,674)	$ 4,152,326
Issuance of common stock	600	6	5,999,994	—	6,000,000
Net loss	—	—	—	(5,968,564)	(5,968,564)
BALANCE - December 31, 2015	3,353	$ 33	$ 33,435,967	$ (29,252,238)	$ 4,183,762

See notes to financial statements.

1. NATURE OF OPERATIONS

Hines Securities, Inc. (the "Company"), was incorporated in the state of Delaware in June 2003 in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934, and was granted membership with the Financial Industry Regulatory Authority ("FINRA") on January 7, 2004. The Company is a wholly owned subsidiary of Hines Securities Manager, LLC. The Company was formed for the purpose of serving as the dealer-manager for marketing and distributing non-traded real estate products sponsored by Hines Interests Limited Partnership ("HILP"), an affiliate of the Company, and certain of its affiliates including Hines Real Estate Investment Trust ("Hines REIT"), Hines Global REIT, Inc. ("Global REIT"), Hines Global REIT II, Inc. ("Global REIT II"), and HMS Income Fund, Inc. ("HMS Income Fund"). In July 2012, FINRA approved the Company's request to amend its membership agreement to allow the Company to act as a dealer manager on a best efforts basis for business development companies sponsored by Hines.

On June 18, 2004, Hines REIT commenced its initial public offering pursuant to which it offered a maximum of $2.2 billion in common shares. The Initial REIT Offering expired on June 18, 2006. On June 19, 2006, Hines REIT commenced its second public offering, pursuant to which it offered a maximum of $2.2 billion in common shares. The second offering expired on June 30, 2008. On July 1, 2008, Hines REIT commenced its third offering pursuant to which it offered a maximum of $3.5 billion in common shares. Hines REIT ceased accepting new sales of shares for subscriptions dated after December 31, 2009, but continues to allow shareholders to reinvest dividends for additional shares through the dividend reinvestment plan as part of the Hines REIT third offering.

On August 5, 2009, Hines Global REIT commenced its initial public offering, pursuant to which it offered a maximum of $3.5 billion in common shares (the "Initial Global Offering"). The Initial Global Offering was terminated on January 30, 2013. On February 4, 2013, Hines Global REIT commenced its second public offering, pursuant to which it offered a maximum of $2.5 billion in common shares (the "Second Global Offering"). The Second Global Offering ceased accepting new sales of shares on April 11, 2014, but continues to allow shareholders to reinvest dividends for additional shares through the dividend reinvestment plan as a part of the second offering.

On August 20, 2014, Global REIT II commenced its initial public offering, pursuant to which it is offering a maximum of $2.5 billion in common shares (the "Initial Global II Offering"). The Initial Global II Offering will terminate on or before August 20, 2016, unless extended.

On June 4, 2012, HMS Income Fund commenced its initial public offering pursuant to which it offered a maximum of $1.5 billion in common shares. The initial public offering terminated on December 1, 2015. On January 5, 2016, the HMS Income fund commenced its follow on offering pursuant to which it is offering a maximum of $1.5 billion in common shares. The HMS Income Fund follow on offering is expected to terminate January of 2017, unless extended.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — The Company considers all short-term, highly liquid investments that are readily convertible to cash with an original maturity of three months or less at the time of purchase to be cash equivalents. As of December 31, 2015, the Company did not have any cash equivalents.

Due From Affiliates — Due from affiliates comprises amounts due from Hines Advisors Limited Partnership ("HALP") related to Hines REIT organizational and offering cost reimbursements (see below), as well as various inter-company support services (see Note 3) of $111,261 at December 31, 2015. Due from affiliates also includes amounts related to organizational and offering cost reimbursements (see below), as well as other support services due from Hines Global REIT Advisors LP ("Global Advisor") and Hines Global REIT II Advisors LP ("Global REIT II Advisor") at December 31, 2015 of $249,664 and $382,383, respectively.

Also included in due from affiliates are amounts due from Hines related to expense reimbursements related to identifying private placement opportunities totaling $38,303 at December 31, 2015 (see Note 3).

Furniture, Equipment, and Leasehold Improvements — Furniture, equipment, and leasehold improvements comprise communications and technical equipment, furniture, fixtures, and leasehold improvements and are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and equipment is calculated on a straight-line basis using an estimated useful life of seven years. Leasehold improvements are amortized over the life of the lease.

Revenue Recognition — Sales commissions and dealer-manager fees are recognized as of the date the common shares are sold (see Note 3). Private placement fees are recognized on a monthly basis (see Note 3). Recoveries of organizational and offering costs and other recoveries are recognized as the related expenses are incurred (see below). Recoveries of expenses associated with private placement activity are recognized as incurred (see Note 3).

Organizational and Offering Costs — During 2015, the Company has incurred and paid for certain organizational and offering costs on behalf of Hines REIT, Global REIT, Global REIT II and HMS Income Fund. These costs consist of legal, accounting, printing, marketing, and certain other offering-related expenses, and may include, but are not limited to, (1) salaries and direct expenses of employees of the Company while preparing for the offering and marketing of Hines Global REIT II and HMS Income Fund's common shares and in connection with their wholesaling activities, (2) travel and entertainment expenses related to the offering and marketing of common shares, (3) facilities and technology costs and other costs and expenses associated with the offering and marketing of common shares, (4) costs and expenses of conducting educational conferences and seminars, (5) costs and expenses of attending broker-dealer sponsored conferences, and (6) payment or reimbursement of bona fide due diligence expenses. The Company is reimbursed for these expenses on a monthly basis by HALP, Global REIT Advisors, Global II Advisors, and HMS Adviser. These expenses, totaling $21,179,661 for the year ended December 31, 2015, are recorded in various expense accounts, and the related reimbursements are included in recoveries of organizational and offering costs in the accompanying statements of operations.

Income Taxes — The Company has elected to be treated as an S Corporation for federal income tax purposes under which its taxable income is included in the tax return of its owner. Accordingly, there is no provision for federal income taxes reported in these statements of operations. State franchise taxes that are based on income are included in general and administrative expenses in the accompanying statement of operations.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid Expenses and Other Assets — Prepaid expenses consist primarily of insurance and software licenses, which are being amortized over the life of their respective contracts.

Accrued Expenses — Accrued expenses primarily consist of salaries, objective bonuses, vacation, and internal sales commissions due to the Company's employees of $1,306,102 as of December 31, 2015 (see Note 4).

Due to Affiliates — Due to affiliates comprises amounts due to Global II Advisor related to organizational and offering cost reimbursements (see above), as well as various other support services (see Note 3) of $232,234 as of December 31, 2015. Due to affiliates also includes amounts due to HMS Adviser related to organizational and offering cost reimbursements as well as various other support services (see Note 3) of $530,704 at December 31, 2015.

Subsequent Events — The Company has evaluated subsequent events through February 24, 2016, the date the financial statements were issued.

3. RELATED-PARTY TRANSACTIONS

Dealer-Manager Agreement — Hines Global REIT II — The Company entered into a dealer-manager agreement (the "Global II DMA") with Hines Global REIT II on August 12, 2014 and amended on December 12, 2014, for the marketing of common shares being offered pursuant to the Hines Global REIT II initial offering. The Global II DMA related to the initial offering will terminate on or before August 20, 2016, unless extended for an additional year. The Global DMA may be terminated early by either party upon 60 days' written notice and may be terminated immediately by Hines Global REIT II or the Company under certain circumstances.

The Global II DMA for the initial offering provides that Hines Global REIT II pay the Company selling commissions in an amount up to 7% of the gross proceeds of the common shares sold pursuant to the offering, of which 7% may be reallowed to selling broker-dealers (see Note 4). No selling commissions will be paid for shares issued pursuant to Hines Global REIT II's dividend reinvestment plan. The Global II DMA also provides that Hines Global REIT II pay the Company a dealer-manager fee in an amount up to 3% of the gross proceeds of the common shares sold, of which a portion may be reallowed to selected selling broker-dealers in the form of marketing fees. No dealer-manager fee will be paid with respect to the common shares sold pursuant to Hines Global REIT II's dividend reinvestment plan.

Additionally, Hines Global REIT II or the Global II Advisor may reimburse the Company for expenses relating to each offering, including, but not limited to, reimbursement of bona fide due diligence expenses incurred by the Company.

Dealer-Manager Agreement — HMS Income Fund — The Company entered into a dealer-manager agreement (the "HMS DMA") with HMS Income Fund for the marketing of common shares being offered pursuant to the HMS Income Fund initial offering. The HMS DMA related to the initial offering expired on December 1, 2015, in conjunction with the termination of the initial offering. On January 6, 2016, the Company executed an HMS DMA for a follow on offering. The HMS DMA related to the follow on offering is expected to expire in January of 2018, unless extended. The HMS DMA may be terminated early by either party upon 60 days' written notice and may be terminated immediately by HMS Income Fund or the Company under certain circumstances.

The HMS DMA for the HMS Income Fund initial offering provides that HMS Income Fund pay the Company selling commissions in an amount up to 7% of the gross proceeds of the common shares sold pursuant to the offering, of which 7% may be reallowed to selling broker-dealers (see Note 4). No selling commissions will be paid for shares issued pursuant to HMS Income Fund's dividend reinvestment plan. The HMS DMA also provides that HMS Income Fund pay the Company a dealer-manager fee in the amount of up to 3% of the gross proceeds of which up to 1.5% may be allowed to selected broker-dealers as a marketing fee. No dealer-manager fee will be paid with respect to the common shares sold pursuant to HMS Income Fund's dividend reinvestment plan.

Additionally, HMS Income Fund or the HMS Adviser may reimburse the Company for certain employee compensation and other expenses relating to each offering.

Intercompany Services Agreement — The Company has entered into an intercompany services agreement with HALP and its affiliates related to certain services that HALP has agreed to perform for the Company. The

agreement automatically renews for successive one-year periods on August 8 of each year and may be terminated upon at least 30 days' prior written notice from either party to the other.

These services include, but are not limited to, information technology support, internal audit, cash management, risk management, accounting and tax, corporate communications, payroll and human resources, and other corporate services. The fees for these services are agreed upon prior to the service being completed and are billed and paid no less than quarterly. For the year ended December 31, 2015, $1,574,836 was included in general and administrative expense, and approximately $98,610 was included in salaries and wages in the accompanying statement of operations related to these services.

Placement Agent Agreements — The Company has entered into a Placement Agent Agreement and a Placement Agent Compensation Agreement with Hines. Pursuant to these agreements, the Company acts as a placement agent in connection with the offering and sale of interests of certain private investment funds sponsored by Hines.

The Company receives a monthly placement agent fee and reimbursement of actual costs incurred by the Company in performing its duties under the agreements. These expenses, totaling $3,682,299 for the year ended December 31, 2015, are recorded in various expense accounts. The placement agent fee and the related reimbursements were included in placement agent fees and recoveries in the accompanying statement of operations.

4. COMMITMENTS AND CONTINGENCIES

Selected Dealer Agreements — The Company has entered into selected dealer agreements with certain selling broker-dealers to market and distribute the common shares being offered pursuant to the Hines Global REIT II initial offering and HMS Income Fund initial offering. The selected dealer agreements related to Hines Global REIT II and the HMS Income fund initial offerings are due to expire on the date that the respective offerings are terminated. The offer and sale of shares under the selected dealer agreements can be suspended or terminated at any time upon request of the Company. The selected dealer agreements may be terminated by either party after they have given written notice.

The selected dealer agreements related to the Hines Global REIT II initial offering and the HMS Income Fund initial offering pay selling broker-dealers commissions in an amount up to 7% of the gross proceeds of the common shares sold in the respective offerings (subject to certain reductions related to sales to related parties and sales volume discounts). No selling commissions are paid related to shares issued pursuant to the respective dividend reinvestment plans. In addition, the selling broker-dealer may also receive a marketing fee based on a percentage of gross sales proceeds, which the Company will pay out of the dealer-manager fees it receives from Hines Global REIT II initial offering or HMS Income Fund initial offering.

Employee Long-Term Incentive Plan — Effective January 1, 2004, the Company formed the Long-Term Incentive Plan (the "Plan") to provide long-term incentive awards ("LTI Awards") to certain employees based upon certain guaranteed minimums or an amount determined based upon "eligible sales" as defined in the Plan. In 2015, awards for certain new plan participants were determined based upon a percentage of the participant's base salary. The Company intends to continue this Plan or a similar plan indefinitely, but it reserves the right to change and/or discontinue it at the Company's discretion.

The LTI Awards are granted each December and vest over the following three years on December 31. The employee must be continuously employed through each December 31 to vest for that year. The vested awards are paid in March following the December in which they vest. The Company recognizes compensation expense related to the awards on a straight-line basis over the service period of the awards.

In 2015, the Company granted LTI Awards of $690,432 and recognized compensation expense of $2,864,499. The related payable of $1,067,913 as of December 31, 2015, is included as deferred compensation in the accompanying statement of financial condition.

Hines Global REIT Retention Bonus Award — On June 9, 2014, the Company entered into agreements with certain employees to pay retention bonuses that will be paid upon the liquidation of the Hines Global REIT. The aggregate commitment for payments to the employees, as of December 31, 2015, is currently estimated to be $8,235,000. As a condition to the payment of the bonuses, the employee is required to be an employee of Company as of the date of the liquidation of Hines Global REIT. If the employee is no longer employed by the Company on the liquidation date, the bonus is forfeited and no longer an obligation of the Company. The Company makes a periodic accrual for the amount of the bonuses that are expected to be due and payable at the liquidation date. Given the uncertainty around the liquidation event, on a regular basis management evaluates the estimate for the liquidation date and adjusts the periodic accrual to reflect the estimated timing. The current estimated liquidation date used for this calculation is June 30, 2018. During the year ended December 31, 2015, $2,016,732 was recognized as an expense associated with the bonuses. The related payable of $3,193,163, as of December 31, 2015, is included as deferred compensation in the accompanying statement of financial condition.

Hines Global REIT II and HMS **Income Fund Retention Bonus Award** — On July 22, 2015, the Company entered into agreements with certain employees to earn retention bonuses that will be paid upon the liquidation of the Hines Global REIT II and the HMS Income Fund. The bonuses will be determined based on sales of Hines Global REIT and the HMS Income Fund. The aggregate commitment for payments to the employees, as of December 31, 2015, is currently estimated to be $307,809 for Hines Global REIT II bonuses and $1,706,084 for HMS Income Fund bonuses. As a condition to the payment of the bonuses, the employee is required to be an employee of Company as of the date of the liquidation of the respective fund . If the employee is no longer employed by the Company on the liquidation date, the bonus is forfeited and no longer an obligation of the Company. The Company makes a periodic accrual for the amount of the bonuses that are expected to be due and payable at the liquidation date. Given the uncertainty around the liquidation event, on a regular basis management evaluates the estimate for the liquidation date and adjusts the periodic accrual to reflect the estimated timing. The current estimated liquidation date used for this calculation is December 1, 2022 for Hines Global REIT II and December 31, 2019 for the HMS Income Fund. During the year ended December 31, 2015, $3,621 was recognized as an expense associated with the Hines Global REIT II and $34,818 was recognized as an expense associated with the HMS Income Fund. The total related payable of $38,439, as of December 31, 2015, is included as deferred compensation in the accompanying statement of financial condition.

Operating Leases — The Company leases certain office equipment under noncancelable operating leases. At December 31, 2015, future minimum rental commitments under these leases were as follows:

Years Ending December 31	
2016	$3,057
2017	2,322
2018	2,127
Total	$ 7,506

Rent expense was $647,786 for the year ended December 31, 2015.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. As of December 31, 2015, the Company had net capital, as defined, of $2,994,028, which was $2,433,311 in excess of its required net capital of $560,717, and its ratio of aggregate indebtedness to net capital was 2.81 to 1.

SUPPLEMENTAL SCHEDULES

HINES SECURITIES, INC. Schedule g
SCHEDULE OF COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$ 4,183,762
Deductions:	
Nonallowable assets:	
Due from affiliates	504,925
Prepaid expenses and other assets	654,775
Furniture, equipment, and leasehold improvements — net	30,034
NET CAPITAL	$ 2,994,028
COMPUTATION OF AGGREGATE INDEBTEDNESS — Liabilities	$ 8,410,753
TOTAL AGGREGATE INDEBTEDNESS	$ 8,410,753
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.81 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 1/15 of aggregate indebtedness)	$ 560,717
Excess net capital	$ 2,433,311

No material differences exist between the amounts above, which are based on the audited financial statements, and amounts included in the Company's unaudited FOCUS report as of December 31, 2015, as filed on January 24, 2016.

HINES SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2015

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.



Deloitte & Touche LLP
1111 Bagby Street
Suite 4500
Houston, TX 77002-2591
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Hines Securities, Inc.:

We have reviewed management's statements, included in the accompanying Hines Securities, Inc.'s Exemption Report, in which (1) Hines Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 24, 2016

Hines Securities, Inc.

Exemption Report

Hines Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year.

Hines Securities, Inc.

I, Debbie Prosperie, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Debbie Prosperie, Financial Operations Principal

February 24, 2016



Deloitte & Touche LLP
1111 Bagby Street
Suite 4500
Houston, TX 77002-2591
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of Hines Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Hines Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. Hines Securities, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, and compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the period from January 1, 2015 to December 31, 2015.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences. Reviewed the sum of the December 31, 2015 general ledger trial balance for the commissions, private placement fees and recoveries, and the pass through expenses. Obtained schedule of accounts that make up adjustments, and compared the adjustment to the tested balances.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 24, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2822*******************MIXED AADC 220
066096 FINRA DEC
HINES SECURITIES INC
2800 POST OAK BLVD STE 4700
HOUSTON TX 77056-6148

RECEIVED
Acctg Dept
DEC 28 2015

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Debbie Prosperie
713.966.7808

2. A. General Assessment (item 2e from page 2) $ 58,015

B. Less payment made with SIPC-6 filed (exclude interest) (29,042)
7/23/15
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 28,973

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 28,973

G. PAID WITH THIS FORM:
~~Check enclosed, payable to SIPC~~ wire
Total (must be same as F above) $ 28,973

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hines Securities, Inc.
(Name of Corporation, Partnership or other organization)

Debbie Prosperie
(Authorized Signature)

Dated the 5 day of February, 20 16.

Sr. Controller / Fin Op
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 60,406,285
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	29,026,967
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): a) Private Placement & b) Pass through exp. (Deductions in excess of $100,000 require documentation)	8,173,525
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	37,200,492
2d. SIPC Net Operating Revenues	$ 23,205,793
2e. General Assessment @ .0025	$ 58,015

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